UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended September 30, 2024

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization) N/A (I.R.S. Employer Identification Number)	(I.R.S. Employer Identification No.)

700 West Georgia Street, 25th Floor

Vancouver, British Columbia, Canada V7Y 1B3

(Full Mailing Address of Principal Executive Offices)

(888) 377-4225

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Shackelford Pharma Inc., a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Company Overview

Shackelford Pharma Inc. ("Shackelford" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 19, 2018.  In April 2022, the Company moved its corporate office location to 700 West Georgia Street, 25th Floor Vancouver, British Columbia from its previous corporate office location at Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada.

The Company has one wholly owned subsidiary, Shackelford Pharma USA Inc. ("Shackelford USA"), a corporation organized under the laws of the State of Colorado. Shackelford USA's head office is located at 2257 South Broadway, Denver, Colorado, USA, 80210. There has been no activity in Shackelford USA since its incorporation.

Our Business

The Company was created to develop, seek regulatory approval for and commercialize drugs based on Dr. Alan Shackelford's ("Dr. Shackelford") clinical experience.

The Company is a clinical-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, the Company believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. Shackelford has leveraged the real-world experience of Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone or in combination with other drugs.

Dr. Shackelford is supported by an expert research and development, medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted provider of medical solutions for healthcare professionals, regulatory agencies, payors, and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated endocannabinoid focused therapies that:

• address significant unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. Shackelford is focused on the development of pharmaceutical products as approved by the United States Food and Drug Administration ("FDA"). Six different therapeutic areas were identified from Dr. Shackelford's real-world experience. Those six areas were refined and prioritized to initially focus on epilepsy.

Management also recognizes the value of developing strong and durable global brands to establish a connection with physicians, patients, and consumers. The Company initially aims to create a corporate brand based on the extensive clinical experience and reputation of Dr. Shackelford and other Company employees.

Our Products and Services

Our Real-World Experience

Dr. Shackelford's real-world patient experience shows that in adult and pediatric patients with a specific seizure type, patients taking his cannabinoid-based treatment for at least one year resulted in clinically significant positive outcomes. The analysis of results (as of January 12, 2023) are shown in the table below. Published data from Jazz Pharmaceuticals, plc's cannabidiol ("CBD") based product, EPIDIOLEX®, is shown as a comparator.

Key messages from this analysis:

1) Over 350 patient years of real-world data from Dr. Shackelford's database in epilepsy. Adult and pediatric patients had been suffering from epilepsy for up to 46 years and 16 years, respectively, prior to being put on SP1707, suggesting overall, this has been a treatment for a refractory population.

2) Responder rates (meaning at least a 50% reduction in seizure frequency over a 1-year treatment period) were 71% in adults and 60% in pediatrics --- which is aligned with the response rates initially seen in FINTEPLA® (fenfluramine) open label studies and better than those observed with EPIDIOLEX®

3) Importantly, 1 year seizure remission rates, which were similar between adults and children were 40-44% (greater than those observed with EPIDIOLEX®).  Compared to baseline, or expected 1 year seizure remission rates for this type of seizure, SP1707 elicited ~9-fold improvement.

4) The safety and tolerability data for SP1707 has been positive, with only 2% of adult patients and no children reporting any adverse events.  This compares favorably to EPIDIOLEX® and other antiepileptic medicines.

Dr. Shackelford's Real-World Experience Compared to Published Data from Jazz Pharmaceuticals, plc.
	SP1707	SP1707	EPIDIOLEX®	EPIDIOLEX®
	Adult	Pediatric	Ped. RCTs	EAP
Demographics
Number of Patients	82	13	61-76 per indication	892
Male/Female	47/35	8/5	N/A	464/428
SZ/Epilepsy Duration Prior to SP1707 Treatment	Mean= 15.55; Up to 46 yrs	Mean=6.6; Up to 16 yrs	<18 yrs	N/A (age range 0-75, median 12 yrs)
Duration of Follow-Up (years)	307	49	~14-20	1755
Disease Outcomes: Benefit Comparison
Indication	Undisclosed	Undisclosed	DS, LGS, TSC	TRE
Responder Rate (>/=50% reduction in seizure frequency over 1 year period)	71% (24/34)	60% (6/10))	~45% @ 14 wks	53% @48 wks
1 YR Seizure Remission Rate (in patients with 1+ seizures in prior year with at least 1 year follow up post SP1707 treatment initiation)	44% (15/34)	40% (4/10)	6-7% @14 wks	11% @48 wks
Expected 1 YR Seizure Remission Rate	4-5%	4-5%	4-5%	4-5%
Increase in 1 YR Seizure Remission Rate over expected	~9X	~9X	~1.5X	~2X
Disease Outcomes: Safety
Adverse Events	2% (2/82)	0% (0/13)	Up to 12%	7%

KEY:
RCT = randomized controlled trial
EAP = expanded access program
N/A = not available
SZ = seizures
DS = Dravet Syndrome
LGS = Lennox-Gastaut Syndrome
TSC = Tuberous Sclerosis Complex
TRE = Treatment Resistant Epilepsy

While this real-world experience is on a relatively small data set, this data gives Shackelford a strong reason to believe that the Company is on the right path to develop a medicine that can potentially transform the way patients suffering from this devastating seizure type, across adult and pediatric seizure disorders, are treated. Our next step, once additional capital is raised, is to observe this treatment in a larger, more rigorous clinical study and to report the results.

SP1707

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development that contains the active ingredient used by Dr. Shackelford in his real-world experience in patients. The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707 that will mimic the release characteristics of the cannabinoid that Dr. Shackelford used in his real-world experience treating patients. Ultimately, SP1707 is being developed as a proprietary extended-release oral cannabinoid formulation that is amenable to being dosed once daily in patients.

Regulatory Environment

The Company will be pursuing development of pharmaceutical products in accordance with FDA and other Regulatory Agency guidelines and regulations. The Company intends to follow pharmaceutical regulations set forth in other jurisdictions and it may register products with Health Canada for the Canadian market, the European Medicines Agency for the European Union, and the TGA for Australia.

The FDA has, to date, approved the marketing application for the following cannabinoid derived drugs: cannabidiol, dronabinol, and nabilone.

Employees

We have no employees and currently engage contractors and plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Property

The Company does not currently own, rent or lease any property. The Company may enter into a lease agreement for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Despite having more than 25 approved epilepsy medications available in the US, about 36% of people with epilepsy still experience uncontrolled seizures. Many of these medicines have significant undesirable side-effects that can seriously affect the patients' quality of life. Importantly, for many epilepsy patients, the suffering they endure goes well beyond seizures. They struggle with depression, impaired cognition, impaired brain development or even reversal of development progress in children. Regular seizures cause brain damage and can lead to patients needing to have sections of brain surgically removed.

We believe there is an opportunity to provide a better treatment option for patients with seizure disorders. Shackelford's drug candidate, SP1707, is being developed for the acute and chronic treatment of seizure disorders, either alone or as adjunctive therapy.

Competition may also arise from, among other things:

  other drug development or product technologies;
  methods of preventing or reducing the incidence of disease, including gene modifying therapy, in diseases or ailments that we target with our products; and
  new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Results from Operations for years ended September 30, 2024 and 2023

	Year ended September 30,
	2024	2023
	$	$
Research and development	(268,041)	(1,388,628)
General and administration	(707,045)	(1,313,561)
Other income/(loss)	(168)	(6,349)
Net loss	(975,254)	(2,708,538)

To date, we have not generated any revenues from planned operations.

For the year ended September 30, 2024, we reported a net loss of $975,254 ($0.02 loss per share) compared to a net loss of $2,708,538 ($0.06 loss per share) for the year ended September 30, 2023.

Research and Development ("R&D") Expenses

R&D expenses of $268,041 were incurred during the year ended September 30, 2024, compared with $1,388,628 incurred during the year ended September 30, 2023. The decrease in R&D expenses in the current period is primarily attributable to overall decrease in R&D activities, pending the Company raising additional funds to resume R&D activities.

General and administrative ("G&A") Expenses

G&A expenses of $707,045 were incurred during the year ended September 30, 2024, compared with $1,313,561 incurred during the year ended September 30, 2023. The decrease in G&A expenses in the current period is primarily attributable to overall decrease in corporate operations, pending the Company raising additional funds to support overall corporate activities.

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, providing administrative support to R&D activities, which has resulted in an accumulated deficit of approximately $13.3 million as of September 30, 2024.

We are a research stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our candidates is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at September 30, 2024, we had a cash balance of approximately $13,000, compared to approximately $282,000 at September 30, 2023 and working capital deficit of approximately $734,000 at September 30, 2024, compared to working capital of approximately $213,000 at September 30, 2023.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

The Company has no material contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. As at Septemeber 30, 2024, the Company had an accumulated deficit of approximately $13.3 million and it expects to incur further losses in the development of its business. These factors raise substantial  doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the period ended September 30, 2024, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited consolidated financial statements for the year-ended September 30, 2024, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Item 3.  Directors, Executive Officers, and other Significant Executives

The table below sets forth our directors and executive officers of as of the date of this Annual Report.

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Mark Godsy	Chief Executive Officer & Director	68	since inception	n/a
Dr. Alan Shackelford	Director	74	since inception	n/a
Kathleen Cantagallo	Director	66	since 02-Dec-21	n/a
Dr. Susan Learned	Head of Research & Development[1]	55	since 14-Nov-21	20

1 Not a named officer of the company; consultant acting in the position as disclosed in the table above

Business Experience

Mark Godsy, LLB. Founder, Chief Executive Officer and Director

Mark is a seasoned and successful biotechnology and technology entrepreneur. Mark has started or co-founded many successful companies, including two multi-billion dollar valuation biotech firms - ID Biomedical, which became Canada's largest vaccine company and the fifth-largest vaccine company in the world; and Angiotech Pharmaceuticals, which created the first coated stent, which has gone on to save tens of millions of lives.

Mark began his career as a lawyer, having first practiced law for approximately four years in Vancouver, BC, Canada. He subsequently served in a variety of corporate positions with early and mid stage growth companies, acting as CEO, CFO, director, chairman, or advisor, depending upon the need and interest of the venture. These roles covered many sectors but emphasised the health and wellbeing of people and the planet. Mark is passionate about building teams and realizing synergies that can help create great results. He has also been involved in mentoring programs for CEOs of junior biotechs, as well as law students, and he is frequently approached to do the same for budding entrepreneurs.

Mark is currently the Chairman and CEO of Naqi Logix Inc., a revolutionary technology platform that transforms our inconspicuous micro-gestures into instant commands to control all IOT devices. Since 2015, he has served as Executive Chairman of Exro Technologies., a company focused on improving the efficiency of electric motors and generators He also currently serves as Chairman of Code Zero, a technology company focused on developing an IOT platform that allows devices with different architectures to communicate with one another. He serves on the advisory board for the Faculty of Law at McGill University and holds a BA from the University of British Columbia and a law degree from McGill and is a non practising member of the Law Society of British Columbia.

Alan Shackelford, MD. Founder, Director

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of cannabis. Over the last decade, through his clinic in Colorado, Dr. Shackelford has successfully treated thousands of patients suffering from a variety of medical ailments. He has been widely interviewed by media and has been featured in numerous television programs related to his knowledge in medical cannabis. As a thought leader, he has been invited to speak and educate numerous state government agencies on establishing structures and rules governing medical cannabis programs. Dr. Shackelford received his B.A. from Grinnell College and graduated from the University of Heildelberg School of Medicine in Germany, completing his internship, residencies and fellowship training through the Harvard Medical School.

Over the last 12 years, Dr. Shackelford has consulted with thousands of patients for whom medical cannabis has proven to be beneficial and has worked with government agencies in a number of American states and in several  other  countries  on  establishing  structures  and  rules  governing  medical  cannabis programs. In addition to his medical practice, he also serves as a physician member of the Board of Medicine of the state of Colorado.

Kathleen Cantagallo, Director

Kathleen's 30+ years of Life Science Industry experience spans all phases of pharmaceutical product development, from Phase I-IV, across a variety of therapeutic areas. She has held numerous leadership roles ranging from Global Director of Investigational Products, Director of Planning and Strategy for Neuroscience Therapeutics, Global Product Director, and Global Product Vice President at Astra Zeneca plc. Her work and leadership accomplishments include successful development of portfolio assets including regulatory submissions and negotiations, product approval, launch and commercialization at Astra Zeneca plc.

Currently, Kathleen is the CEO of Drug Development Strategic Consulting, LLC, VP of Alliances at RheoTek Medical, and a Strategic Business Advisor at the University City Science Center in Philadelphia.

Dr. Susan Learned, M.D., Pharm.D., Ph.D. Head of Research and Development

Susan is an extremely accomplished research scientist, medicines developer and pharmaceutical executive with 25+ years of pharmaceutical industry experience spanning all phases of drug discovery and development.  Susan most recently was the SVP of Global Medicines Development at Indivior, accountable for all discovery, development and life-cycle management strategy and operations across Indivior's portfolio, as well as key supportive functions.  Prior to this, she spent nearly 20 years with GlaxoSmithKline, including roles as VP, Medicines Development Lead and Franchise Head, Stiefel, VP and Head, Discovery Medicine Unit in Shanghai, China, Head of Neuroscience Discovery Scientific Licensing for Worldwide Business Development, and Head of Neuroscience Discovery Medicine, North America.  Susan has led or been an integral part of more than 60 successful NDAs, sNDAs, and global regulatory submissions.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

• been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

• been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

• been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in "Security Ownership of Management and Principal Shareholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

During the Company's fiscal year ended September 30, 2024, the Company incurred the following cumulative consulting fees and salaries, as well as stock-based compensation to directors, executive officers, and other significant executives:

Name	Capacities in which compensation is received	Cash $	Stock-based compensation $	Total $
Mark Godsy	Chief Executive Officer and Director	120,000	-	120,000
Dr. Alan Shackelford	Director	-	-	-
Kathleen Cantagallo	Director	3,000	30,037	33,037
Dr. Susan Learned	Head of R&D	31,789	8,905	40,694

Director Compensation

Dr. Shackelford provides services as a director of the Company at a rate of $200 per hour.

Ms. Cantagallo provides services as a director of the Company for $1,000 per month.

Employment and Consulting Agreements

As at September 30, 2024, we have entered into consulting agreements with the following directors, executive officers and other significant executives. We may enter into additional employment agreements with other key executives in the future.

A stock incentive program for our directors, executive officers, employees and key consultants has been established.

Mr. Godsy has entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. effective June 19, 2018, for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of C$8,000. On January 1, 2021, Mr. Godsy's consulting agreement was amended to increase his monthly fee to $10,000 for the provision of approximately 2.5 days per week of services.

Dr. Learned has entered into a consulting agreement with the Company to provide services as Head of R&D for an hourly fee of $550.

Certain Relationships

There are no familial relationships among any of our directors or officers.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of September 30, 2024, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of September 30, 2024, there were 46,019,199 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

	Shares Beneficially Owned
Name and Position of Beneficial Owner	#	%
Mark Godsy, Chief Executive Officer, Director[1]	7,582,577	16.5%
Dr. Alan Shackelford, Director[2]	7,738,250	16.8%
Directors, Executive Officers and Management as a group (Total)	15,320,827	33.3%

Dr. Avi Livnat, Principal Shareholder[3]	7,145,000	15.5%
Total Common Shares held by Management and Principal Shareholders (Total)	22,465,827	48.8%

1 0711626 B.C. Ltd, a company controlled by Mark Godsy, owns 7,482,577 shares, with an additional 100,000 shares owned directly by Mark Godsy. The address of 0711626 B.C. Ltd is 5401 Greentree Road, West Vancouver, BC V7W 1N3

2 The address of Dr. Shackelford is 2257 S Broadway, Denver, CO, USA 80210

3 The address of Dr. Livnat is 7 Shalag St. Tel Aviv, Israel 6357410

Item 5.  Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company's related parties consist of the Company's directors, officers, and other significant executives, and any companies associated with them. During the years ended September 30, 2024 and 2023, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $34,789 and stock-based compensation of $38,942 for a total of $73,731 during the year September 30, 2024 (2023 - $585,744).  The consulting fees were for one director for her consulting services, and one significant executive (acting substantially in the role of Head of R&D).

  Included in General and administrative costs, the Company incurred consulting fees and salary of $175,250, and stock-based compensation of $19,745 for a total of $194,995 during the year ended September 30, 2024 (2023 - $305,251).  The consulting fees were for the consulting fees of the CEO and salary of the former CFO, up to his departure on April 30, 2024.

As at September 30, 2024, $236,178 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2023 - $50,513).

Key management includes directors and executive officers and other significant executives of the Company. During the year ended September 30, 2024 and 2023 no other compensation was paid or payable for key management services.

Review, Approval and Ratification of Related Party Transactions

To date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended September 30, 2024, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Item 6.  Other Information

None.

Item 7.  Financial Statements

Shackelford Pharma Inc.

Consolidated Financial Statements

For the years ended September 30, 2024 and 2023

(Expressed in U.S. Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Shackelford Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Shackelford Pharma Inc. (the "Company") as of September 30, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders' equity (deficiency) for the years ended September 30, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses in developing its business and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2018

Vancouver, Canada

January 24, 2025

Shackelford Pharma Inc. Consolidated Statements of Financial Position For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

	Notes	September 30,	September 30,
		2024	2023
		$	$
Assets

Current
Cash		12,661	282,493
Prepaid expenses		28,390	3,587
Deferred share issuance costs	8	-	147,691
GST and other receivables	6	11,273	48,229
		52,324	482,000

Non-current
Restricted cash		18,520	18,491

Total Assets		70,844	500,491

Liabilities

Current
Accounts payable and accrued liabilities	7,10	710,993	269,330
Subscriptions received	8	75,000	-
		785,993	269,330

Shareholders' Equity (Deficiency)
Share capital	8	9,102,445	8,434,177
Subscriptions received	8	-	798,851
Stock-based payment reserve	8	2,849,126	2,689,599
Accumulated deficit		(13,287,841)	(12,312,587)
Cumulative translation adjustment		621,121	621,121
		(715,149)	231,161

Total Liabilities and Shareholders' Equity (Deficiency)		70,844	500,491

Going concern - Note 2

Subsequent event - Note 12

APPROVED BY THE BOARD

/s/ Alan Shackelford	Director	/s/ Mark Godsy	Director

16
The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)
	Note	2024	2023
		$	$
Operating expenses
Research and development	10,11	268,041	1,388,628
General and administrative	10,11	707,045	1,313,561
Loss before other items		(975,086)	(2,702,189)

Foreign exchange loss		(168)	(6,349)

Net loss and comprehensive loss for the year		(975,254)	(2,708,538)

Loss per share
Basic and diluted		(0.02)	(0.06)

Weighted average number of shares outstanding
Basic and diluted		45,908,416	45,463,767

17
The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statement of Cash Flows For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

	2024	2023
	$	$
Cash provided by/(used in):

Operating activities
Net loss for the year	(975,254)	(2,708,538)
Stock-based compensation	159,527	748,319
Unrealized loss on foreign exchange	375	(2,458)
Changes in non-cash working capital items
Prepaid expenses	(24,803)	75,627
GST receivables and other receivables	36,956	(40,747)
Deferred share issuance costs	-	(74,890)
Accounts payable and accrued liabilities	441,663	(24,909)
Subscriptions received	75,000	-

Cash used in operating activities	(286,536)	(2,027,596)

Financing activities
Proceeds from Regulation A and private placement, net of issuance cost	17,108	-
Subscriptions received	-	798,851
Cash provided by (used in) financing activities	17,108	798,851

ffect of foreign exchange on cash	(404)	2,207

Decrease in cash	(269,832)	(1,226,538)

Cash, beginning of year	282,493	1,509,031

Cash, end of year	12,661	282,493

18
The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

	Notes	Number of common shares	Share capital	Subscriptions received	Stock-based payment reserve	Accumulated deficit	Cumulative translation adjustment	Total
		#	$	$	$	$	$	$

Balance at September 30, 2022		45,463,767	8,434,177	-	1,941,280	(9,604,049)	621,121	1,392,529
Subscription received	8	-	-	798,851	-	-	-	798,851
Stock-based compensation	8	-	-	-	748,319	-	-	748,319
Net and comprehensive loss for the year		-	-	-	-	(2,708,538)	-	(2,708,538)
Balance at September 30, 2023		45,463,767	8,434,177	798,851	2,689,599	(12,312,587)	621,121	231,161

Balance at September 30, 2023		45,463,767	8,434,177	798,851	2,689,599	(12,312,587)	621,121	231,161
Common shares issued from Regulation-A Offering, net of issuance cost	8	555,432	668,268	(798,851)	-	-	-	(130,583)
Stock-based compensation	8	-	-	-	159,527	-	-	159,527
Net and comprehensive loss for the year		-	-	-	-	(975,254)	-	(975,254)
Balance at September 30, 2024		46,019,199	9,102,445	-	2,849,126	(13,287,841)	621,121	(715,149)

19
The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. The Company's registered and corporate office is PO Box 10026, Pacific Centre, 25th Floor-700 W Georgia Street, Vancouver, British Columbia, Canada.

The Company is dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. The Company focuses on market opportunities based on patentable unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford.

2. Basis of preparation and going concern

Statement of compliance and consolidation

These consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These consolidated financial statements are presented in U.S. dollars, which is also the functional currency of the Company and its subsidiary.

These consolidated financial statements were approved by the board of directors on January 24, 2025.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at September 30, 2024, the Company had an accumulated deficit of approximately $13.3 million, and it expects to incur further losses in the development of the business. These factors raise substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, and general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

3. Material accounting policy information

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

A. Cash and restricted cash

Cash includes cash held in financial institutions.

Restricted cash consists of the deposit held as security for the Company's corporate credit card. The deposit is invested in a guaranteed investment certificate ("GIC") which is only redeemable upon the cancellation of the corporate credit card and any indebtedness balance settled in full.

B. Financial instruments

i. Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Financial asset/liability	Classification
Cash	FVTPL
Restricted cash	FVTPL
Other receivables	Amortized cost
Accounts payable	Amortized cost
Subscriptions received	Amortized cost

ii. Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

3. Material accounting policy information (continued)

B. Financial instruments (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

iii. Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

iv. Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

C. Foreign currency translation

The functional and presentation currency of the Company is the U.S. dollar. The functional currency is the currency of the primary economic environment in which the Company and its subsidiary operates.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Nonmonetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

3. Material accounting policy information (continued)

D. Share capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, warrants are assigned the residual value, if any, and recorded in warrant reserve.

Warrants that are issued as payment for finders' fees are accounted for as stock-based payments and are measured at the fair value of the services received.

E. Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

F. Income taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous years.

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority. No potential income tax assets of the Company have been recognized.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

3. Material accounting policy information (continued)

G. Loss per share

Basic loss per share is calculated by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential impact of dilution of securities on earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the year. Basic and diluted loss per share are the same for the years presented.

H. Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

i. Going concern

In preparing these consolidated financial statements on a going concern basis, as is disclosed in Note 2 of these consolidated financial statements, management's critical judgment is that there is a material uncertainty that may cast doubt on the Company's ability to meet its obligations and continue its operations for the next twelve months.

I. Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

i. Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

ii. Stock-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The Board of Directors grants such options with vesting periods determined at its discretion and at prices not less than the closing market price on the grant date.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

3. Material accounting policy information (continued)

I. Key sources of estimation uncertainty (continued)

Stock-based compensation to employees is measured at the fair value of the instruments granted and amortized over the vesting periods. Stock-based compensation to non-employees is measured at the fair value of the goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of goods or services received cannot be reliably measured, and is recorded at the date that the fair value of the goods or services is received. The fair value of the options is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the period that the options are earned. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. The offset to the recorded cost is to stock-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock-based payments reserve is transferred to share capital.

J. Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's consolidated financial statements.

4. Management of capital

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned capital requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the year ended September 30, 2024.

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value.

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

5. Financial risk management (continued)

Cash and restricted cash are measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2024 and 2023. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at September 30, 2023:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		282,493	-	-	282,493
Restricted Cash		18,491	-	-	18,491

As at September 30, 2024:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		12,661	-	-	12,661
Restricted Cash		18,520	-	-	18,520

The carrying amounts of cash, restricted cash, other receivables, accounts payable and subscriptions received are considered a reasonable approximation of fair value due to their short-term nature.

a) Fair value

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

b) Credit risk

The Company may have credit risk related to its cash and restricted cash. The Company manages credit risk associated with its cash and restricted cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk on its cash, restricted cash or accounts payable.

d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. The Company monitors its cash flow on a monthly basis. The Company may obtain additional debt or equity financing in future periods.  The Company is dependent on the profitable commercialization of its drug candidates or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. As at September 30, 2024, the Company's liabilities consist of accounts payable and accrued liabilities, and subscriptions received that have contracted maturities of less than one year. The Company has a deficiency of current assets over current liabilities of $733,669 as at September 30, 2024 (September 30, 2023 - surplus of $212,670).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

5. Financial risk management (continued)

e) Foreign exchange risk

The Company's functional currency is the U.S. dollar based on the primary economic environment in which it operates. The Company incurs expenses and holds cash balances in Canadian dollars, and as such, remains subject to risks associated with foreign currency fluctuations. As at September 30, 2024, a change of one percentage point in the foreign currency exchange rates of Canadian to U.S. dollars would have resulted in an immaterial change (September 30, 2023 - immaterial change).

6. GST and other receivables

	September 30	September 30
	2024	2023
	$	$
GST receivable	11,273	4,915
Other receivables	-	43,314
	11,273	48,229

7. Accounts payable and accrued liabilities

	September 30	September 30
	2024	2023
	$	$
Accounts payable (Note 10)	673,493	226,846
Accrued liabilities	37,500	42,484
	710,993	269,330

8. Share capital

a) Authorized

Unlimited common shares without par value.

b) Shares issued

Common shares: 46,019,199 (September 30, 2023: 45,463,767)

During the year ended September 30, 2024, the Company issued 555,432 common shares upon closing of its Regulation-A Offering ("the Offering") on December 12, 2023. See Note 8c below for further details. The Company did not issue any shares during the year ended September 30, 2023.

c) Regulation-A offering (the "Offering")

In February 2023, the Company initiated a financing for gross proceeds of up to $12,000,000 through the issuance of up to 8,000,000 common shares at $1.50 per share, utilizing a Regulation-A Offering Memorandum under the US Securities Act of 1933.  During the year ended September 30, 2023, the Company received $798,851 in subscription payments and recorded $147,691 in deferred share issuance cost. During the year-ended September 30, 2024, the Company received an additional $34,297 in subscription payments, and closed the Offering on December 12, 2023, for a total of $833,148 in gross proceeds, and $164,880 in share issuance costs, for net proceeds of $668,268 and issued 555,432 shares.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

8. Share capital (continued)

d) Private Placement

Following the closing of the Offering on December 12, 2023, the Company initiated a private placement of $0.375 per share.  During the year ended September 30, 2024, the Company received $75,000 in subscription receipts, which are presented as a liability, and an additional $130,721 subsequent to the year-end. The private placement is currently ongoing. See subsequent event Note 12.

e) Warrants

No warrants were issued or exercised during the years ended September 30, 2024 and 2023. During the year-ended September 30, 2024, all of the Company's 379,419 warrants with an exercise price of C$1.51 expired on April 29, 2024.

f) Stock options

On March 29, 2022, the Company's Board of Directors approved the Shackelford Pharma Amended and Restated Equity Incentive Plan ("the Plan"), which allows for the grant of certain incentive equity awards to employees, officers, directors and consultants of the Company who will contribute to the Company's long-term success by providing them incentives that align their interests with those of the shareholders of the Company.

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis.

On May 26, 2022, the Board of Directors approved the inaugural grant of 3,150,000 stock options to employees and non-employees. The options have an exercise price of $1.00, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 6% immediately vested with the remainder vesting over a range of 20 to 36 months.

On September 30, 2022, the Board of Directors approved an additional 113,000 stock options to non-employees. The options have an exercise price of $1.50, are exercisable for a period not to exceed ten years, and vesting for the options range from being 0% to 50% immediately vested with the remainder vesting period over 36 months.

No stock options were granted during year ended September 30, 2023 and 2024. The Company recognized $159,527 of stock-based compensation expense during year ended September 30, 2024 (2023 - $748,319). Of the total recognized, $120,037 (2023 - $383,349) was included in research and development expenses and $39,490 (2023 - $364,970) was included in general and administrative expenses (Note 11).

The stock option continuity schedule for the year ended September 30, 2024 is as follows:

	Options #	Weighted Average Exercise price US$
Outstanding as at September 30, 2022 and 2023	3,263,000	1.02
Forfeited	(500,000)	1.00
Outstanding as at September 30, 2024	2,763,000	1.02

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

8. Share capital (continued)

The following table is a summary of the Company's stock options as at September 30, 2024:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding	Weighted average remaining contractual life (years)	Weighted Average Exercise price	Exercisable	Weighted Average Exercise price
$	#	#	$	#	$
1.00	2,650,000	7.7	1.00	2,508,333	1.00
1.50	113,000	8.0	1.50	85,833	1.50
	2,763,000	7.7	1.02	2,594,167	1.02

f) Reserves

The stock-based payment reserve records items recognized as stock-based compensation expense and other stock-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

9. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	September 30	September 30
	2024	2023
	$	$
Loss for the year before income tax recovery	(975,254)	(2,708,538)
Average statutory rate	27%	27%

Income tax recovery based on statutory rates	(263,319)	(731,305)
Non-deductible items and other	21,853	228,817
Change in non-recognized deferred tax assets	241,466	502,488
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. As at September 30, 2024, the Company has not recognized the benefit of the following deductible temporary differences:

	September 30	September 30
	2024	2023
	$	$
Deferred tax asset
Losses carried forward	2,566,507	2,380,711
Share issuance costs	44,531	18,873
Deferred legal costs	4,514	4,588
Licenses and patents	74,805	44,719
Unrecognized deferred tax assets	(2,690,357)	(2,448,891)
Total deferred tax assets	-	-

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

9. Income taxes (continued)

As at September 30, 2024, the Company has estimated non-capital losses for Canadian income tax purposes of approximately $9,505,583 that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses expire between 2038-2044. The Company has share issuance costs of $164,900 that may be deducted over a five year period and tax pools relating to deferred legal costs, licenses and patents of $293,773 which may be carried forward indefinitely.

10. Related party transactions

The Company's related parties consist of the Company's directors and officers, and any companies associated with them. During the years ended September 30, 2024 and 2023, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $34,789 and stock-based compensation of $38,942 for a total of $73,731 during the year September 30, 2024 (2023 - $585,744).  The consulting fees were for one director for her consulting services, and one significant executive (acting substantially in the role of Head of R&D).
  Included in General and administrative costs, the Company incurred consulting fees and salary of $175,250, and stock-based compensation of $19,745 for a total of $194,995 during the year ended September 30, 2024 (2023 - $305,251).  The consulting fees were for the consulting fees of the CEO and salary of the former CFO, up to his departure on April 30, 2024.

As at September 30, 2024, $236,178 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2023 - $50,513) (Note 7).

Key management includes directors and executive officers and other significant executives of the Company. During the year ended September 30, 2024 and 2023 no other compensation was paid or payable for key management services.

11. Components of expenses

	September 30, 2024	September 30, 2023
	$	$
Research and development (R&D) expenses
Consulting fees	34,769	711,359
Materials/lab supplies	-	136,643
Patent and intellectual property	113,235	114,107
Preclinical	-	29,575
R&D travel	-	13,595
Stock-based compensation (Note 8)	120,037	383,349
	268,041	1,388,628

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2024 and 2023 (Expressed in U.S. dollars)

11. Components of expenses (continued)

	September 30, 2024	September 30, 2023
	$	$
General and administrative expenses
Salaries, benefits, and consulting fees	439,852	699,834
Office, insurance, and admin	97,723	105,153
Investor relations	9,158	11,168
Business development and marketing	-	86,873
Legal and professional fees	120,822	45,563
Stock-based compensation (Note 8)	39,490	364,970
	707,045	1,313,561

12. Subsequent event

Private Placement

Subsequent to the year ended September 30, 2024, the Company received $130,721 for a total of $205,721 in subscriptions received for the current private placement (Note 8).

Item 8.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1*	Notice of Articles of Shackelford Pharma Inc. (incorporated by reference to Exhibit 2.1 on the Company's Form 1-A (File No. 024-11206) filed on May 4, 2020)

2.2*	Articles of Shackelford Pharma Inc. (incorporated by reference to Exhibit 2.2 on the Company's Form 1-A (File No. 024-11206) filed on May 4, 2020)

3.1*	Shareholder Rights Agreement (incorporated by reference to Exhibit 3.1 on the Company's Form 1-A (File No. 024-11206) filed on May 4, 2020)

3.2*	Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 on the Company's Form 1-A (File No. 024-11206) filed on May 4, 2020)

3.3*	Voting Agreement (incorporated by reference to Exhibit 3.3 on the Company's Form 1-A (File No. 024-11206) filed on May 4, 2020)

4.1*	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Company's Form 1-A/A (File No. 024-11944) filed on December 9, 2022)

4.2	Form of Share Certificate (incorporated by reference to Exhibit 4.2 on the Company's Form 1-A (File No. 024-11944) filed on July 21, 2022)

6.1*	Form of Shareholders Agreement

6.2*	Broker-Dealer Agreement with DealMaker Securities LLC (incorporated by reference to Exhibit 6.1 on the Company's Form 1-A/A (File No. 024-11944) filed on December 9, 2022)

11.1**	Consent of Dale Matheson Carr-Hilton Labonte LLP

*Filed previously.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on January 24, 2025.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	January 24, 2025
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)